                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 4)*

                           UNAPIX ENTERTAINMENT, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904270105
     -----------------------------------------------------------------------
                                 (CUSIP Number)

           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 17, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ------------------------                               -------------------------
CUSIP NO. 904270105                                    PAGE 2 OF 10 PAGES
- ------------------------                               -------------------------

- --------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Ernest P. Werlin
- --------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

- --------------------------------------------------------------------------------
  3        SEC USE ONLY

- --------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

                                       PF
- --------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

                                 Not Applicable
- --------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
- --------------------------------------------------------------------------------
               7        SOLE VOTING POWER
 NUMBER 0F
   SHARES                            80,556
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY     8        SHARED VOTING POWER
    EACH
 REPORTING                        1,292,216.5 (1)
   PERSON    -------------------------------------------------------------------
    WITH       9        SOLE DISPOSITIVE POWER

                                     80,556
             -------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER

                                  1,292,216.5 (1)
- --------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     80,556
- --------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]

- --------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.4

- --------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

                                       IN
- --------------------------------------------------------------------------------

    -----------------
     1. Ernest P. Werlin disclaims beneficial ownership of all shares of Common Stock and/or Units and/or Subordinated Notes owned by other persons.

                                  SCHEDULE 13D

- ------------------------                               -------------------------
CUSIP NO. 904270105                                    PAGE 3 OF 10 PAGES
- ------------------------                               -------------------------

- --------------------------------------------------------------------------------
 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Peter J. Powers
- --------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

- --------------------------------------------------------------------------------
 3         SEC USE ONLY

- --------------------------------------------------------------------------------
 4         SOURCE OF FUNDS*

                                 Not Applicable
- --------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

                                 Not Applicable
- --------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
- --------------------------------------------------------------------------------
               7        SOLE VOTING POWER
 NUMBER 0F
   SHARES                              --
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY     8        SHARED VOTING POWER
    EACH
 REPORTING                        1,292,216.5 (1)
   PERSON    -------------------------------------------------------------------
    WITH       9        SOLE DISPOSITIVE POWER

                                        --
             -------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER

                                  1,292,216.5 (1)
- --------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       --
- --------------------------------------------------------------------------------

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]

- --------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --
- --------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

                                       IN
- --------------------------------------------------------------------------------

    -----------------
     1. Peter J. Powers disclaims beneficial ownership of all shares of Common Stock and/or Units and/or Subordinated Notes owned by other persons.

                                  SCHEDULE 13D

- ------------------------                               -------------------------
CUSIP NO. 904270105                                    PAGE 4 OF 10 PAGES
- ------------------------                               -------------------------

- --------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          High View Capital Corporation
- --------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

- --------------------------------------------------------------------------------
  3        SEC USE ONLY

- --------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

                                 Not Applicable
- --------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

                                 Not Applicable
- --------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
- --------------------------------------------------------------------------------
               7        SOLE VOTING POWER
 NUMBER 0F
   SHARES                              --
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY     8        SHARED VOTING POWER
    EACH
 REPORTING                          969,993.5 (1)
   PERSON    -------------------------------------------------------------------
    WITH       9        SOLE DISPOSITIVE POWER

                                        --
             -------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER

                                    969,993.5 (1)
- --------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       --
- --------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]

- --------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --
- --------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

                                       CO
- --------------------------------------------------------------------------------

    -----------------
     1. High View Capital Corporation disclaims beneficial ownership of all shares of Common Stock and/or Units and/or Subordinated Notes owned by other persons.

                                  SCHEDULE 13D

- ------------------------                               -------------------------
CUSIP NO. 904270105                                    PAGE 5 OF 10 PAGES
- ------------------------                               -------------------------

- --------------------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            High View SSFI Fund, LDC
- --------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

- --------------------------------------------------------------------------------
  3        SEC USE ONLY

- --------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

                                       WC
- --------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

                                 Not Applicable
- --------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Cayman Islands
- --------------------------------------------------------------------------------
               7        SOLE VOTING POWER
 NUMBER 0F
   SHARES                          83,881.5
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY     8        SHARED VOTING POWER
    EACH
 REPORTING                             --
   PERSON    -------------------------------------------------------------------
    WITH       9        SOLE DISPOSITIVE POWER

                                   83,881.5
             -------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER

                                       --
- --------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   83,881.5
- --------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

- --------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.5
- --------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

                                       OO
- --------------------------------------------------------------------------------

                                                              Page 6 of 10 Pages

                           UNAPIX ENTERTAINMENT, INC.
                              (CUSIP NO. 904270105)

         This Amendment No. 4 on Schedule 13D ("Amendment No. 4") relates to the statement on Schedule 13D filed on November 1, 1996, which was amended twice on August 27, 1997 and again on February 20, 1998 ("Amended Schedule 13D"), and filed most recently on behalf of The High View Fund, L.P., The High View Fund II, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin and Peter J. Powers, and now is being filed on behalf of the following Reporting Persons: The High View Fund, L.P., The High View Fund II, L.P., High View SSFI Fund, LDC, High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest
P. Werlin and Peter J. Powers. Amendment No. 4 is being filed to reflect (i) an acquisition of certain securities of the Issuer by, as well as the inclusion as a Reporting Person of, High View SSFI Fund, LDC and (ii) the disposition of certain securities of the Issuer by certain Reporting Persons. Any capitalized term used herein and not otherwise defined, shall have the meaning ascribed to it in Amended Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

Item 1 of Amended Schedule 13D is amended by replacing it in its entirety with the following:

         This statement relates to (a) common stock, $.01 par value per share ("Common Stock"), issued by Unapix Entertainment, Inc. (the "Issuer" or the "Company"); (b) Units issued by the Company, each of which consists of (i) one 10% convertible subordinated note (each, a "Note") in the principal amount of $250,000 which is convertible into shares of Common Stock at a price of $4.50 per share and (ii) warrants (each, a "Warrant") to purchase up to 25,000 shares of Common Stock at an exercise price of $6.00 per share; and (c) 10% convertible subordinated notes (each, a "Subordinated Note") in the principal amount of $1,000. Each Subordinated Note is convertible into shares of Common Stock at a price (the "Conversion Price") of $4.75 per share. Six months after purchase, the Conversion Price will be reset to the lower of (x) the then existing conversion price or (y) 110% of the ten-day average market price, not to be less than $4.00. Twelve months after purchase, there will be a similar reset with a floor price of $3.50. Further, upon conversion of each Subordinated Note, the purchaser will receive 125 five-year warrants, convertible to shares of Common Stock at a price of $6.00 per share. The address of the principal executive offices of the Issuer is 200 Madison Avenue, Floor 24, New York,
New York 10016.

ITEM 2. IDENTITY AND BACKGROUND.

                  (a) - (f)

Item 2 of Amended Schedule 13D is amended by replacing, in the introductory sentence, the word "seven" with the word "eight".

Item 2 of Amended Schedule 13D is amended further by adding to the second sentence in the first paragraph of sub-part (II), after the words "The High View Fund II, L.P.", the words "to act as investment manager to High View SSFI Fund, LDC".

Item 2 of Amended Schedule 13D is amended further by inserting in sub-part
(VII), between the second and last sentences, the following sentence: "Mr. Powers is also a director of SSFI."

Item 2 of Amended Schedule 13D is amended further by adding the following as sub-part (VIII):

         (VIII) This statement also is being filed on behalf of High View SSFI Fund, LDC, a Cayman Islands limited duration company ("SSFI"). SSFI's principal business is to make and hold investments. The directors of SSFI are Dion R. Friedland, Charles A. Stride, and Peter J. Powers. SSFI's investment manager is HVCC. The business address for SSFI is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

Item 2 of Amended Schedule 13D is amended further by replacing the remainder of that Item with the following:

                  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any Reporting Person been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  Each of the Delaware Fund, the Cayman Fund, and Fund II is making this filing because, as previously reported, each of them acquired (a) shares of Common Stock and (b) Units consisting of Notes and Warrants, which could be converted into and/or used to purchase shares of Common Stock for which each has sole voting power.

                                                              Page 7 of 10 Pages

                  SSFI is making this filing because, as described further below, it has acquired Subordinated Notes which could be converted into and/or used to purchase shares of Common Stock for which it has sole voting power.

                  Peter J. Powers is making this filing because, due to his relationship with each of HVCC and HVAM, Mr. Powers may be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of (a) the shares of Common Stock, if any, (b) the Units, if any, and (c) the Subordinated Notes, if any, as well as the shares of Common Stock which the Units and the Subordinated Notes could be converted into and/or used to purchase which are held by each of the Delaware Fund, Fund II, SSFI and the Cayman Fund. In addition, Mr. Powers is making this filing because he has disposed of shares of Common Stock for which he had sole voting power. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, all Subordinated Notes held by other persons, and all shares of Common Stock which such Units or Subordinated Notes could be converted into and/or used to purchase.

                  HVCC is making this filing because, due to the relationship between HVCC and each of the Delaware Fund, Fund II and SSFI, as described above, HVCC could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, if any, (b) the Units, if any, and (c) the Subordinated Notes, if any, as well as the shares of Common Stock which such Units if any, and such Subordinated Notes could be converted into and/or used to purchase which are held by each of the Delaware Fund, Fund II and SSFI. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, all Subordinated Notes held by other persons, and all shares of Common Stock which such Units and such Subordinated Notes could be converted into and/or used to purchase.

                  HVAM is making this filing because, due to its relationship to the Cayman Fund, as described above, HVAM could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, if any, and (b) the Units, if any, which could be converted into and/or used to purchase shares of Common Stock and which are held by the Cayman Fund. HVAM disclaims beneficial ownership of all shares of Common Stock which are held by other persons, all Units which are held by other persons, all Subordinated Notes which are held by other persons, and all shares of Common Stock which such Units and such Subordinated Notes could be converted into and/or used to purchase.

                  Ernest P. Werlin is making this filing because, due to his relationship with each of HVCC and HVAM, Mr. Werlin could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, if any, (b) the Units, if any, and (c) the Subordinated Notes, if any, as well as the shares of Common Stock which such Units and such Subordinated Notes could be converted into and/or used to purchase which are held by each of the Delaware Fund, Fund II, SSFI and the Cayman Fund. As previously reported, Mr. Werlin acquired (i) shares of Common Stock and (ii) Units, consisting of Notes and Warrants, which could be converted into and/or used to purchase shares of Common Stock for which he has sole voting power. In addition, Mr. Werlin is making this filing because he has disposed of shares of Common Stock for which he had sole voting power. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock, all Units, all Subordinated Notes, and all shares of Common Stock which such Units and such Subordinated Notes could be converted into and/or used to purchase which are held by other persons.

                  The Delaware Fund, Fund II, SSFI, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers are making a group filing because, due to the relationships between and among the Reporting Persons as described in Item 2 of this Amendment No. 4, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each of such persons disclaims beneficial ownership of shares of Common Stock held by other persons, Units held by other persons, Subordinated Notes held by other persons, and shares of Common Stock which such Units and such Subordinated Notes could be converted into and/or used to purchase and disclaims membership in a group.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Amended Schedule 13D is amended by adding the following sentence at the end of the paragraph which begins "Ernest P. Werlin acquired...":

                  In a series of open market transactions over the period from February 6, 1998 to April 2, 1998, Mr. Werlin disposed of 31,100 shares of Common Stock for a total price of $147,063.26.

Item 3 of Amended Schedule 13D is amended further by adding the following sentence at the end of the paragraph which begins "Peter J. Powers acquired...":

                  In an open market transaction on April 16, 1998, Mr. Powers disposed of 10,000 shares of Common Stock for a total price of $45,500.

Item 3 of Amended Schedule 13D is amended further by adding the following paragraph at the end of that Item:

                                                              Page 8 of 10 Pages

                  In a private placement on February 17, 1998, SSFI acquired 250 Subordinated Notes for a total purchase price of $250,000. At present, and subject to certain periodic price resets described in Item 1 above, the Subordinated Notes held by SSFI may be converted into 52,631.5 shares of Common Stock. Upon conversion of each Subordinated Note, SSFI will receive 125 five-year warrants, as described in Item 1 above, each of which will be convertible to one share of Common Stock, for a total of 31,250 shares of Common Stock. The $250,000 used by SSFI to purchase the Subordinated Notes was obtained from the working capital of SSFI.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of Amended Schedule 13D is amended by deleting it in its entirety and replacing it with the following:

                  Each of the Delaware Fund, Fund II, SSFI, the Cayman Fund, and Ernest P. Werlin holds its or his respective shares of Common Stock and/or Units and/or Subordinated Notes to which this statement on Schedule 13D relates for purposes of investment. At present, neither the Delaware Fund, Fund II, SSFI, the Cayman Fund, nor Mr. Werlin has any plans to purchase additional shares of Common Stock or Units or Subordinated Notes or to transfer shares of Common Stock or Units or Subordinated Notes or to exercise any conversion or purchasing rights granted by the Units or the Subordinated Notes. Each of the Delaware Fund, Fund II, SSFI, the Cayman Fund, and Ernest P. Werlin holds its or his shares of Common Stock and/or Units and/or Subordinated Notes for the purposes of investment. Depending upon their respective evaluations of Unapix's business and prospects, future developments, market conditions, and other factors, each of the Delaware Fund, Fund II, SSFI, the Cayman Fund, and Ernest P. Werlin may, from time to time, purchase Common Stock and/or Units and/or Subordinated Notes, sell, or cause to be sold, all or a portion of the Common Stock and/or Units and/or Subordinated Notes, or exercise conversion or purchasing rights granted by the Units and/or the Subordinated Notes, as applicable, over which each exercises voting or dispositive power, either in open market or privately negotiated transactions or otherwise. Except as disclosed in this Item 4, neither the Delaware Fund, Fund II, SSFI, the Cayman Fund, nor Mr. Werlin has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amended Schedule 13D under (a) - (b) is amended by replacing sub-part
(III) with the following paragraph:

         (III) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of each of the Delaware Fund and Fund II, because it is the investment manager to SSFI, and because it could be deemed to share voting and dispositive power with each of the Delaware Fund, Fund II, and SSFI over the Units and Subordinated Notes as respectively held by each of the Delaware Fund, Fund II, and SSFI, HVCC may be deemed to be the beneficial owner of the Units held by each of the Delaware Fund and Fund II and the Subordinated Notes held by SSFI, which could be converted into and/or used to purchase up to 969,993.5 shares of Common Stock, as discussed in this Item 5, sub-parts (I), (II) and
(VIII). Therefore, HVCC may be deemed to be the aggregate beneficial owner of 969,993.5 shares of Common Stock, which amount constitutes 14.6% of the outstanding shares of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, all Subordinated Notes held by other persons, and all shares of Common Stock which such Units and such Subordinated Notes could be converted into and/or used to purchase.

Item 5 of Amended Schedule 13D under (a) - (b) is amended further by replacing sub-part (VI) with the following paragraph:

         (VI) Ernest P. Werlin beneficially holds 1 Unit which could be converted into and/or used to purchase up to 80,556 shares of Common Stock for an aggregate beneficial ownership of 80,556 shares of Common Stock, which amount constitutes 1.4% of the outstanding shares of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and each of the Delaware Fund, Fund II, and SSFI, as discussed in this Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositive power with HVCC, the other director and the other officer of HVCC, over the Units held by each of the Delaware Fund and Fund II, and over the Subordinated Notes held by SSFI, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be a beneficial owner of the Units held by each of the Delaware Fund and Fund II, the Subordinated Notes held by SSFI, and the shares of Common Stock which the Units and the Subordinated Notes could be converted into and/or used to purchase, as described in this Item 5, sub-parts (I), (II) and (VIII). Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions he holds at HVAM, because of the relationship between HVAM and the Cayman Fund, as discussed in this Item 5, and because Mr. Werlin may be deemed to share voting and dispositive power over the Units held by the Cayman Fund with HVAM and the other officer of HVAM, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be a beneficial owner of the Units held by the Cayman Fund and the shares of Common Stock which these Units could be converted into and/or used to purchase, as described in this Item 5, sub-part (IV), above. Therefore, together with the 1 Unit acquired for his personal account, Mr. Werlin may be deemed to be the aggregate beneficial owner of 1,372,772.5 shares of Common Stock, which amount constitutes 19.4% of the outstanding shares of Common Stock. Mr. Werlin disclaims beneficial

                                                              Page 9 of 10 Pages

ownership of all shares of Common Stock held by other persons, all Units held by other persons, all Subordinated Notes held by other persons, and all shares of Common Stock which such Units and such Subordinated Notes could be converted into and/or used to purchase.

Item 5 of Amended Schedule 13D under (a) - (b) is amended further by replacing sub-part (VII) with the following paragraph:

         (VII) Peter J. Powers is a director of SSFI and a director, Senior Vice President and Secretary of HVCC. Because Mr. Powers is an officer and a director of the general partner of each of the Delaware Fund and Fund II, an officer and a director of the investment manager of SSFI, and a director of SSFI, and because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the Units held by each of the Delaware Fund and Fund II, and because he may be deemed to share with (a) the other directors of SSFI and (b) the other director and officer of HVCC voting and dispositive power over the Subordinated Notes held by SSFI, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the Units held by each of the Delaware Fund and Fund II, the Subordinated Notes held by SSFI, and the shares of Common Stock which the Units and the Subordinated Notes could be converted into and/or used to purchase, as described in this Item 5, sub-parts (I), (II) and (VIII). Further, Mr. Powers is Secretary, Treasurer and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Powers's relationship to the Cayman Fund, and because he may be deemed to share with HVAM and with the director and other officer of HVAM voting and dispositive power over the Units held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the Units held by the Cayman Fund and the shares of Common Stock which these Units could be converted into and/or used to purchase, as described in this Item 5, sub-part (IV), above. Therefore, Mr. Powers may be deemed to be the aggregate beneficial owner of 1,292,216.5 shares of Common Stock, which amount constitutes 18.5% of the outstanding shares of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, all Subordinated Notes held by other persons, and all shares of Common Stock which such Units and such Subordinated Notes could be converted into and/or used to purchase.

Item 5 of Amended Schedule 13D under (a) - (b) is amended further by adding sub-part (VIII) as follows:

         (VIII) SSFI beneficially holds 250 Subordinated Notes which could be converted into and/or used to purchase up to 83,881.5 shares of Common Stock, which amount constitutes 1.5% of the outstanding shares of Common Stock.

Item 5 of Amended Schedule 13D under (a) - (b) is amended further by replacing the paragraph beginning "By reason of the relationships described" with the following paragraph:

                  By reason of the relationships described in Item 2 and this
Item 5, the Delaware Fund, Fund II, SSFI, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by any other member of any such group or any Units held by any other member of any such group or any Subordinated Notes held by any other member of such group or any shares of Common Stock which such Units or such Subordinated Notes could be converted into and/or used to purchase. Additionally, the persons named herein disclaim membership in a group.

Item 5 of Amended Schedule 13D is amended further by replacing the paragraphs under (c) as follows:

                  As reported in Item 3 above, in a private placement on February 17, 1998, SSFI acquired 250 Subordinated Notes for $250,000.

                  In an open market transaction on February 6, 1998, Mr. Werlin disposed of 13,800 shares of Common Stock at a price of $4.8352 per share. In an open market transaction on February 9, 1998, Mr. Werlin disposed of 4,300 shares of Common Stock at a price of $4.875 per share. In an open market transaction on April 1, 1998, Mr. Werlin disposed of 6,000 shares of Common Stock at a price of $4.5 per share. In an open market transaction on April 2, 1998, Mr. Werlin disposed of 7,000 shares of Common Stock at a price of $4.625 per share.

                  In an open market transaction on April 16, 1998, Mr. Powers disposed of 10,000 shares of Common Stock at a price of $4.55 per share.

                  Except as discussed in this Item 5, sub-part (c), no transactions in shares of Common Stock or Units or Subordinated Notes were effected in the past 60 days by any of the Reporting Persons.

                                                             Page 10 of 10 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1998

                                          /s/ ERNEST P. WERLIN
                                          --------------------------------------
                                          Ernest P. Werlin

                                          /s/ PETER J. POWERS
                                          --------------------------------------
                                          Peter J. Powers


                                          THE HIGH VIEW FUND, L.P.
                                          By: High View Capital Corporation,
                                                its general partner

                                          By: /s/ ERNEST P. WERLIN
                                          --------------------------------------
                                          Ernest P. Werlin
                                          President


                                          THE HIGH VIEW FUND II, L.P.
                                          By: High View Capital Corporation,
                                                its general partner

                                          By: /s/ ERNEST P. WERLIN
                                          --------------------------------------
                                          Ernest P. Werlin
                                          President


                                          HIGH VIEW SSFI FUND, LDC

                                          By: /s/ PETER J. POWERS
                                          --------------------------------------
                                          Peter J. Powers
                                          Director


                                          HIGH VIEW CAPITAL CORPORATION

                                          By: /s/ ERNEST P. WERLIN
                                          --------------------------------------
                                          Ernest P. Werlin
                                          President


                                          THE HIGH VIEW FUND

                                          By: /s/ RHONDA D. McDEIGAN-ELDRIDGE
                                          --------------------------------------
                                          Rhonda D. McDeigan-Eldridge
                                          Director


                                          HIGH VIEW ASSET MANAGEMENT CORPORATION

                                          By: /s/ ERNEST P. WERLIN
                                          --------------------------------------
                                          Ernest P. Werlin
                                          President